EXHIBIT 99.1

FLNG Gimi delivered from Seatrium Shipyard and sailing for GTA

Golar LNG Limited (“Golar”) is pleased to announce that the FLNG Gimi departed Singapore’s Seatrium Shipyard today, November 19, 2023. FLNG Gimi is now sailing under its own propulsion, supported by an escort tug, toward BP’s purpose-built Greater Tortue Ahmeyim (“GTA”) hub offshore Mauritania and Senegal. The voyage is expected to take around 60 days, including refuelling stops in Mauritius prior to rounding the Cape of Good Hope and in Namibia prior to its arrival. Upon arrival, FLNG Gimi will notify BP that it is ready to be moored and connected to the hub, which is expected to trigger the start of contractual cash flows under the 20-year Lease and Operate Agreement on the GTA field.

Golar CEO Karl-Fredrik Staubo commented: “Golar is pleased to complete conversion of the FLNG Gimi. We would like to thank Seatrium, Black and Veatch and other suppliers for another successful FLNG delivery. With Gimi soon on site for start-up of operations Golar will double its operating fleet of FLNGs and bring total installed liquefaction capacity up to 5.1mtpa. We look forward to having FLNG Gimi in operation, and to continued long term cooperation with BP, Kosmos and the national oil and gas companies of Mauritania and Senegal. As the leading, independent owner and operator of FLNG units globally, we are committed to enabling monetization of attractive proven gas fields through our market leading operational track record, attractive capex/ton of liquefaction capacity and amongst the industry’s most efficient emissions/ton produced LNG.”

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
November 19, 2023
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act